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Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-152671
October 27, 2010

12,000,000 Shares

First Wind Holdings Inc.

Class A Common Stock

        This free writing prospectus relates only to this offering and updates the preliminary prospectus dated October 21, 2010, included in Amendment No. 9 to the Registration Statement on Form S-1 (File No. 333-152671). On October 27, 2010, we filed Amendment No. 12 to the Registration Statement. The following information updates and supplements the preliminary prospectus dated October 21, 2010 with information that is reflected in the preliminary prospectus dated October 27, 2010 included in Amendment No. 12 to the Registration Statement. Please refer to the preliminary prospectus dated October 27, 2010, which is included in Amendment No. 12, for the full contents thereof, which can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1434804/000104746910008890/a2195887zs-1a.htm

 THE OFFERING

        We are offering 12,000,000 shares of our Class A common stock and we intend to use the net proceeds of this offering to repay debt and fund capital expenditures and for general corporate purposes.

        We will be a holding company and our sole asset will be approximately 51.4% of the aggregate Membership Interests of First Wind Holdings, LLC. Concurrently with the completion of this offering, we will issue 12,676,343 and 23,323,657 shares of Class A and Class B common stock, respectively, to members of First Wind Holdings, LLC.

        Before this offering there has been no public market for our Class A common stock. The initial public offering price of our Class A common stock is expected to be between $18.00 and $20.00 per share. We have applied to list our Class A common stock on the Nasdaq Global Select Market under the symbol "WIND."

        The underwriters have an option to purchase up to 1,800,000 additional shares from us to cover over-allotments, if any.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of Class A common stock in this offering will be approximately $207.8 million, based on an offering price of $19.00 per share, the midpoint of the range set forth on the cover of the preliminary prospectus dated October 27, 2010, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

        We are required under the terms of our Wind Acquisition Loan (which had a variable interest rate of 5.01% at September 30, 2010 and matures in June 2011) to make a principal payment estimated to be approximately $15 million to $20 million as a result of this offering. We intend to use the remainder of the offering proceeds to fund a portion of our project development and construction costs for 2010-2013 and for general corporate purposes, which may include retiring the $78.1 million First Wind Term Loan (which has a fixed interest rate of 17%) in March 2011 in advance of its March 2013 maturity.

        A $1.00 increase or decrease in the assumed initial public offering price of $19.00 would increase or decrease net proceeds to us from this offering by approximately $11.2 million after deducting estimated underwriting discounts and commissions and estimated offering expenses.

 CAPITALIZATION

        The following table sets forth the consolidated capitalization of:

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  First Wind Holdings, LLC on an actual basis as of September 30, 2010;

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  First Wind Holdings Inc. on a pro forma basis as of September 30, 2010 to give effect to all of the reorganization transactions described in "The Reorganization and Our Holding Company Structure" in the preliminary prospectus dated October 27, 2010; and

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  First Wind Holdings Inc. on a pro forma as adjusted basis as of September 30, 2010 to give further effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $19.00 per share, the midpoint of the range set forth on the cover of the preliminary prospectus dated October 27, 2010, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

        You should read this table together with the information under "Unaudited Pro Forma Financial Information," "Selected Historical Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "The Reorganization and Our Holding Company Structure," "Description of Capital Stock" and in the consolidated financial statements included in the preliminary prospectus dated October 27, 2010.

	As of September 30, 2010
	First Wind Holdings, LLC Actual	First Wind Holdings Inc. Pro Forma	First Wind Holdings Inc. Pro Forma As Adjusted(2)
	(unaudited) (in thousands, except share amounts)
Long-term debt, including debt with maturities less than one year(1)	$561,381	$561,381	$542,631

Members' capital/stockholders' equity:
Members' capital	848,745	N/A	N/A
Class A common stock, $0.001 par value, no shares authorized, issued and outstanding, actual; 275,000,000 shares authorized and 12,676,343 shares issued and outstanding, pro forma; 275,000,000 shares authorized and 24,676,343 shares issued and outstanding, pro forma as adjusted	N/A	13	25
Class B common stock, $0.001 par value, no shares authorized, issued and outstanding, actual; 50,000,000 shares authorized and 23,323,657 shares issued and outstanding pro forma; 50,000,000 shares authorized and 23,323,657 shares issued and outstanding, pro forma as adjusted	N/A	23	23
Additional paid-in capital	N/A	298,722	505,425
Accumulated deficit	(232,968)	(81,764)	(81,764)
Noncontrolling interests in subsidiaries	176,395	575,863	576,978

Total members' capital/stockholders' equity	792,172	792,857	1,000,687

Total capitalization	$1,353,553	$1,354,238	$1,543,318

(1)
Approximately $112.0 million of our actual outstanding indebtedness had a maturity of less than one year as of September 30, 2010.

(2)
A $1.00 increase (decrease) in the assumed initial public offering price of $19.00 per share would increase (decrease) pro forma as adjusted stockholders' equity by $11.2 million, based on the assumptions set forth above. The pro forma as adjusted information set forth above is illustrative only and upon completion of this offering will be adjusted based on the actual offering price and other terms of this offering determined at pricing.

 DILUTION

        Dilution or accretion is the difference between the offering price per share paid by the purchasers of Class A common stock sold in this offering and the pro forma net tangible book value per share after the offering. At September 30, 2010 after giving effect to the reorganization described under "The Reorganization and Our Holding Company Structure" in the preliminary prospectus dated October 27, 2010, the net tangible book value per share of our Class A and Class B common stock was $22.02. Net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A and Class B common stock. After giving effect to the sale of shares in this offering at an assumed offering price of $19.00 per share, the midpoint of the range set forth on the cover of the preliminary prospectus dated October 27, 2010, after deducting estimated underwriting discounts and commissions and estimated offering expenses, and assuming all Series B Membership Interests that will be outstanding immediately after the reorganization are, together with an equal number of shares of our Class B common stock, exchanged for an equal number of shares of Class A common stock, our net tangible book value at September 30, 2010 would have been approximately $20.85 per share. This represents an immediate accretion of $1.85 per share to new investors purchasing Class A common stock in this offering, resulting from the difference between the offering price and the net tangible book value after this offering. The following table illustrates the per share dilution (accretion) to new investors purchasing Class A common stock in this offering:

Assumed initial public offering price per share		$19.00
Net tangible book value per share at September 30, 2010 (pro forma)	$22.02
Decrease in net tangible book value per share attributable to new investors	(1.17)

As adjusted net tangible book value per share after this offering		20.85

Immediate dilution (accretion) per share to new investors		$(1.85)

        The following table sets forth at September 30, 2010 after giving effect to the reorganization, the total number of shares of Class A common stock purchased from us, and the total consideration and average price per share paid by existing equity holders and by new investors purchasing Class A common stock in this offering, assuming all Series B Membership Interests that will be outstanding immediately after the completion of the reorganization are, together with an equal number of shares of Class B common stock, exchanged for an equal number of shares of Class A common stock, at an assumed initial public offering price of $19.00 per share, the midpoint of the range set forth on the cover of the preliminary prospectus dated October 27, 2010.

			Total Consideration
	Shares Issued
					Average Consideration Per Share
	Number	Percent	Amount	Percent
Existing stockholders	36,000,000	75%	871,582,835	79.3%	24.21

New investors	12,000,000	25%	228,000,000	20.7%	19.00

Total	48,000,000	100%	1,099,582,835	100.0%	22.91

        If the underwriters' over-allotment option is exercised in full, the number of shares held by existing stockholders after this offering would decrease to 47.9% of the total number of shares of Class A common stock outstanding immediately following this offering, and the number of shares held by new investors would increase to 13,800,000 or approximately 52.1% of the total number of shares of Class A common stock outstanding immediately following this offering.

        A $1.00 increase (decrease) in the assumed initial public offering price of $19.00 per share would increase (decrease) total consideration paid by new investors in this offering and by all investors by $11.2 million, and dilution per share for new investors by approximately $0.23.

 OTHER CHANGES

        Among other information that has been updated in the preliminary prospectus dated October 27, 2010 that is included in Amendment No. 12 to the Registration Statement are those items set forth below. Please refer to the preliminary prospectus dated October 27, 2010 for the full contents thereof.

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  We intend to use a portion of the offering proceeds to fund project development and construction costs for 2010-2013 and for general corporate purposes, which may include retiring the $78.1 million First Wind Term Loan in March 2011 in advance of its March 2013 maturity. References in the preliminary prospectus dated October 21, 2010 to our use of offering proceeds are updated to reflect the information set forth under "Use of Proceeds" above.

  •
  As of September 30, 2010, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $255,690,000 and total stockholders' equity would have been approximately $1,000,687,000.

  •
  First Wind Holdings Inc.'s interest in First Wind Holdings, LLC will represent approximately 51.4% of the economic interests in our business, assuming the underwriters do not exercise their over-allotment option.

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  The number of shares to be outstanding after the giving effect to the reorganization described under "The Reorganization and Our Holding Company Structure" in the preliminary prospectus dated October 27, 2010 will be 12,676,343 shares of Class A common stock and 23,323,657 shares of Class B common stock, and approximately 23,323,657 Series B Membership Interests of First Wind Holdings, LLC will be outstanding.

        The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Credit Suisse Securities (USA) LLC at 1-800-221-1037, Morgan Stanley & Co. Incorporated at 1-866-718-1649, Goldman, Sachs & Co. at Prospectus Department, 200 West Street, New York, New York 10282 (facsimile: 212-902-9316; email: prospectus-ny@ny.email.gs.com), or Deutsche Bank Securities Inc. at Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, telephone: (800) 503-4611 or e-mail at prospectusrequest@list.db.com.

        Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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THE OFFERING
USE OF PROCEEDS
CAPITALIZATION
DILUTION
OTHER CHANGES